Filed Pursuant to Rule 425

Filing Person: Saba Software, Inc.

Commission File No.: 000-30221

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

Saba – Centra Briefing

October 6, 2005

Bobby Yazdani

Chairman and CEO, Saba

Leon Navickas

Chairman and CEO, Centra

Safe Harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s #1 enterprise learning software solution provider, creating the first company to provide a complete enterprise learning solution, benefits of the combination of Saba and Centra, lack of changes for existing customers with integrations, customers of the combined company, headcount and experience of combined employees, the anticipated revenue run rate of $100 million, ownership of the combined company, combined annual revenue of over $100 million, combined recurring revenue of over $45 million, projected cost savings of over $9 million annually, timing of closing, and the time the transaction expects to be accretive.

2	© 2005 Saba Software, Inc. All rights reserved.

Safe Harbor Statement

Forward-Looking Statements (continued)

These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs related to the transaction; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

3

What is the News?

Saba and Centra are Combining Businesses

“The combination of Centra and Saba creates the world’s #1 enterprise learning software solution provider, with strong financial assets, more than 1100 enterprise learning customers and over 500 employees.”

-Bobby Yazdani

CEO & Chairman Saba

“Saba and Centra are taking a long-term partnership one step further, combining the strengths of our two companies to provide something our customers have been asking for—a complete enterprise learning software solution from one company.”

- Leon Navickas

CEO and Chairman Centra

4

Customers are increasingly using both Centra & Saba together

APPLICATIONS
RESULT
JOINT	CUSTOMER SUCCESS
Provide	Workforce Development
Productivity
Redesigned	new hire training saved $800 per new hire in hard costs and $1,000 in opportunity costs.
Roll	out New Products through Sales and Partners
Revenue
20%	of all education orders for thousands of customers and partners in North America are online
Roll	out Enterprise Applications
Costs
Through	a company-wide intranet, employees register for SAP implementation and other learning in 15 languages
Address	Regulations or Compliance Requirements
Risk

Trained 700+ global employees on Sarbanes-Oxley Act regulations and created a continuous learning environment to remain current

To deliver bottom line results from Enterprise Learning

5

1	Enterprise Learning Solution Used to Require 2 Vendors With Saba and Centra it Now Requires Only 1 Vendor

Learning Content

Managed/Formal Learning

Collaborative Learning

Contextual Learning

Live Virtual Classroom

Self-Paced Training

Recordings

Instructor-Led Training (ILT)

Live eMeetings

eCommerce/For Fee Training

Live Webcast

Performance Support (EPSS)

Certification Management

Knowledge Sharing Tools

Live Help/Live Support/Chat

Learning Management

Communities of Practice

Role-based Learning

Learning Content Management

Learning Content Management

Learning Content Management

Monitor, Assess, Report and Manage

Surveys / Evaluations / 360° Assessments

Advanced Reporting and Analytics

Web Services (APIs)

Enterprise Applications

The industry’s first complete Enterprise Learning Software solution

6

Benefits of Saba & Centra Combined

Combined Benefit

&

End Result

End-to-end Enterprise Learning Solution with seamless integration between Saba LMS & Centra Virtual Classroom

»

Lower total cost of ownership

Single point of contact for support

»

Reduced time to resolution

Unified Professional Services

»

Reduced time to implementation

Larger development organization

»

Increased innovation

Open Architecture

»

Increased choices

7

Saba is the first to provide a complete Enterprise Learning Solution

+

Built in Virtual Classroom

LMS with Instructor-led

Training

Self-paced Training

eCommerce/ For Fee Training

Certification Management

Learning Content

Management

Performance Support (EPSS)

Live Help/Support/Chat

Knowledge Sharing Tools

Governance & Content

Services

Content Authoring Tools

Content Reselling

8

From a Combination of Leaders

Leader in Managed Learning

+ Leader in Collaborative Learning

= Leader of the Leaders in Enterprise Learning Software

9

Saba: Continuing to Support Other Combinations

Offering

Option(s)

Tier 1

Built-in, Seamless Integration

+

Tier 2

Virtual Learning Environment (VLE) Available

Interwise

Webex

Tier 3

Published APIs

IBM + Plus several more

Macromedia

No Change for existing customers with integrations

10

Centra: Continuing to Support Other Combinations

Offering

Option(s)

Tier 1

Built-in, Seamless Integration

+

Tier 2

Adapter Available

Sum Total

Plateau

Tier 3

Published APIs

Pathlore + Plus several more

PeopleSoft

No Change for existing customers with integrations

11

#1 Enterprise Learning Software Solution Provider

Complementary Products

Managed Learning (Saba)

Collaborative Learning (Centra)

1100+ Enterprise Customers

15 million users in

31 countries

51 of the Fortune 100

22% of the Fortune 500

42 joint customers

12

With Complementary Customer Experience

Financial Services

Life Sciences

Public Sector

Manufacturing &

Automotive

Communications

Services

High Technology

13

And Global Presence

Unmatched Experience

18 years of combined experience

>500 experienced employees in five continents

>200 R&D professionals

>180 Professional Services staff

>50% increase in Account Managers

Customer Commitment

No Changes to Support

No Changes to ASP/Hosting

No Changes to Customer Communities (RUGs)

Combined User Conference

Foundation to build long-term Roadmap

14

Vision and Resources to Deliver Broader Solution

Analytics

Recruiting

Enterprise Learning

Performance

Talent / Succession

Compensation

Collaboration

Foundation - Competency Management

ERM/CRM

HRMS

= Future

15

Details of the Deal

Per Centra Share:

$0.663 cash

.354 share of Saba stock

Combined Revenue Run Rate:

$100M [at close]

Ownership of Combined Company:

64% Saba

36% Centra

Expected Closing:

Q3 Saba FY2006¹

¹ Pending stockholder approval and other customary closing conditions

16

Financial Strength¹

Combined Annual Revenue:

Over $100M

Combined Recurring Revenue:

Over $45M

Projected Cost Savings :

Over $9M Annually

Expected to be Accretive:

Immediately on a non-GAAP basis

¹ Will provide financial details after the closing

17

Saba & Centra: A Winning Combination

Together Saba and Centra:

1. Provide the industry’s FIRST COMPLETE enterprise learning solution with the only built in and seamlessly integrated LMS/LCMS and Virtual Classroom so customers achieve faster time to implementation and integrated support from a single vendor

2. Create the LARGEST Enterprise Learning Software Company in the world with 1100+ active enterprise customers

3. Have the VISION and UNMATCHED RESOURCES to deliver a broader solution

18

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

19

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

20

Saba – Centra Analyst Briefing

October 6, 2005

Bobby Yazdani

Chairman and CEO, Saba

Leon Navickas

Chairman and CEO, Centra

Safe Harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s #1 enterprise learning software solution provider, creating the first company to provide a complete enterprise learning solution, benefits of the combination of Saba and Centra, lack of changes for existing customers with integrations, customers of the combined company, headcount and experience of combined employees, the anticipated revenue run rate of $100 million, ownership of the combined company, anticipated combined annual revenue of over $100 million, anticipated combined recurring revenue of over $45 million, projected cost savings of over $9 million annually, timing of closing, and the time the transaction expects to be accretive.

2	© 2005 Saba Software, Inc. All rights reserved.

Safe Harbor Statement

Forward-Looking Statements (continued)

These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs related to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

3

What is the News?

Saba and Centra are Combining Businesses

“The combination of Centra and Saba creates the world’s #1 enterprise learning software solution provider, with strong financial assets, more than 1100 enterprise learning customers and over 500 professionals.

Bobby Yazdani

CEO & Chairman Saba

“Saba and Centra are taking a long-term partnership one step further, combining the strengths of our two companies to provide something our customers have been asking for—a complete enterprise learning software solution from one company.”

Leon Navickas

CEO and Chairman Centra

4

Customers are increasingly using both Centra & Saba together

APPLICATIONS

RESULT

JOINT CUSTOMER SUCCESS

Provide Workforce Development

Productivity

Redesigned new hire training saved $800 per new hire in hard costs and $1,000 in opportunity costs.

Roll out New Products through Sales and Partners

Revenue

20% of all education orders for thousands of customers and partners in North America are online

Roll out Enterprise Applications

Costs

Through a company-wide intranet, employees register for SAP implementation and other learning in 15 languages

Address Regulations or Compliance Requirements

Risk

Trained 700+ global employees on Sarbanes-Oxley Act regulations and created a continuous learning environment to remain current

To deliver bottom line results from Enterprise Learning

5

1	Enterprise Learning Solution Used to Require 2 Vendors With Saba and Centra it Now Requires Only 1 Vendor

Learning Content

Managed/Formal Learning

Collaborative Learning

Contextual Learning

Live Virtual Classroom

Self-Paced Training

Recordings

Instructor-Led Training (ILT)

Live eMeetings

eCommerce/For Fee Training

Live Webcast

Performance Support (EPSS)

Certification Management

Knowledge Sharing Tools

Live Help/Live Support/Chat

Learning Management

Communities of Practice

Role-based Learning

Learning Content Management

Learning Content Management

Learning Content Management

Monitor, Assess, Report and Manage

Surveys / Evaluations / 360° Assessments

Advanced Reporting and Analytics

Web Services (APIs)

Enterprise Applications

The industry’s first complete Enterprise Learning Software solution

6

Benefits of Saba & Centra Combined

Combined Benefit

&

End Result

End-to-end Enterprise Learning Solution with seamless integration between Saba LMS & Centra Virtual Classroom

»

Lower total cost of ownership

Single point of contact for support

»

Reduced time to resolution

Unified Professional Services

»

Reduced time to implementation

Larger development organization

»

Increased innovation

Open Architecture

»

Increased choices

7

Saba is the first to provide a complete Enterprise Learning Solution

+

Built in Virtual Classroom

LMS with Instructor-led

Training

Self-paced Training

eCommerce/ For Fee Training

Certification Management

Learning Content

Management

Performance Support (EPSS)

Live Help/Support/Chat

Knowledge Sharing Tools

Governance & Content

Services

Content Authoring Tools

Content Reselling

8

From a Combination of Leaders

+

Leader in Managed Learning

Leader in Collaborative Learning

= Leader of the Leaders in Enterprise Learning Software

9

Saba: Continuing to Support Other Combinations

Offering

Option(s)

Tier 1

Built-in, Seamless Integration

+

Tier 2

Virtual Learning Environment (VLE) Available

Interwise

Webex

Tier 3

Published APIs

IBM

Macromedia

+ Plus several more

No Change for existing customers with integrations

10

Centra: Continuing to Support Other Combinations

Offering

Option(s)

Tier 1

Built-in, Seamless Integration

+

Tier 2

Adapter Available

Sum Total

Plateau

Tier 3

Published APIs

Pathlore + Plus several more

PeopleSoft

No Change for existing customers with integrations

11

#1 Enterprise Learning Software Solution Provider

Complementary Products

Managed Learning (Saba)

Collaborative Learning (Centra)

1100+ Enterprise Customers

15 million users in 31 countries

51 of the Fortune 100

22% of the Fortune 500

42 joint customers

12

With Complementary Customer Experience

Financial Services

Life Sciences

Public Sector

Manufacturing &

Automotive

Communications

Services

High Technology

13

And Global Presence

Unmatched Experience

18 years of combined experience

18 years of combined experience

>500 experienced employees in five continents

>200 R&D professionals

>180 Professional Services staff

Customer Commitment

No Changes to Support

No Changes to ASP/Hosting

No Changes to Customer Communities (RUGs)

Combined User Conference

Foundation to build long-term strategic HCM Roadmap

14

Market: Human Capital Management (HCM)

Strategic HCM = Saba

Plan

Recruit

Align & Develop

Motivate & Measure

Manage

Promote

Infrastructure HCM = Oracle, SAP, PSFT

Hire

Track

Pay

Report

Retire

Saba’s focus is on strategic vs. transactional processes

15

Defining Strategic HCM

HCM is a Business Strategy that

Connects people to the business

Aligns people to strategy

Leverages the knowledge, creativity and work efforts of the individuals involved

Recognizes the value of what people bring to the organizations and how to unlock their potential

Puts decision making tools and information in the hands of line managers and operations

16

Market Dynamics within Strategic HCM:

Multiple Vendors, Limited Integration

Performance Mgmt

Learning Mgmt

Compensation Mgmt

Recruiting

HRMS

Succession Mgmt

Net Impact: Misaligned Organizations occur because people are disconnected from strategy and there exists a gap between promises and results

17

Vision & Resources to Deliver Strategic HCM Solution

Analytics

Recruiting

Enterprise Learning

Performance

Talent / Succession

Compensation

Collaboration

Foundation - Competency Management

ERM/CRM

HRMS

= Future

18

Details of the Deal

Deal Value Per Centra Share:

$0.663 cash

.354 share of Saba stock

Combined Revenue Run Rate:

$100M [at close]

Ownership of Combined Company:

64% Saba

36% Centra

Expected Closing:

Q3 Saba FY2006¹

1Pending stockholder approval and other customary closing conditions

19

Financial Strength¹

Combined Annual Revenue:

Over $100M

Combined Recurring Revenue:

Over $45M

Projected Cost Savings :

Over $9M Annually

Expected to be Accretive:

Immediately on a non-GAAP basis

¹ Will provide financial details after the closing

20

Saba & Centra: A Winning Combination

Together Saba and Centra:

1. Provide the industry’s FIRST COMPLETE enterprise learning solution with the only built in and seamlessly integrated LMS/LCMS and Virtual Classroom so customers achieve faster time to implementation and integrated support from a single vendor

2. Create the LARGEST Enterprise Learning Software Company in the world with 1100+ active enterprise customers

3. Have the VISION and UNMATCHED RESOURCES to deliver strategic HCM solution

21

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

22

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

23

+

Welcome To Centra Employees

October 6th, 2005

Bobby Yazdani

CEO and Chairman, Saba

Leon Navickas

CEO and Chairman, Centra

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

2 2005 Saba Software, Inc. All rights reserved.

Safe Harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s #1 enterprise learning software solution provider, creating the first company to provide a complete enterprise learning solution, the size of the combined company, the size of the strategic HCM market in 2009, the compounded annual growth rate of the HCM market, benefits of the combination of Saba and Centra, lack of changes for existing customers with integrations, customers of the combined company, headcount and experience of combined employees, the anticipated revenue run rate of $100 million, ownership of the combined company, anticipated combined annual revenue of over $100 million, anticipated combined recurring revenue of over $45 million, projected cost savings of over $9 million annually, timing of closing, the time the transaction expects to be accretive, and the overall timeline of the transaction.

3

Safe Harbor Statement

Forward-Looking Statements (continued)

These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs related to the transaction and the integration of the two companies; unexpected lack of demand for HCM products; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

4

Together We’re Stronger

Scale enables Success!

5

Common Histories

Founded 1997

Founded 1995

18 Years of Combined Experience Overall

Public in 2000 (Nasdaq: SABA)

Public in 2000 (Nasdaq: CTRA)

10 Years of Combined Experience as a Public Company

First to Provide LMS

First to Provide Virtual Classroom

First Complete Enterprise Learning Solution

Leader in Managed Learning

Leader in Collaborative Learning

#1 Enterprise Learning Software Provider

450 Active Customers

685 Active Customers

1100+ Active Customers

$42M Revenue Last Fiscal Year with 22% Growth

$38.1M Revenue Last Year

$100M/Year Revenue Run Rate

Combining for UNCOMMON SUCCESS

6

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

7

The Announcement

Centra has entered into a sale agreement with Saba

Centra will become an integral part of Saba where the product line and brand will be maintained

We are targeting the transaction to close in December 2005 (pending shareholder & regulatory approvals)

Saba has a strong commitment to Centra’s employees, customers, products and brand

The Lexington, MA office will continue to drive Centra’s products and services; John, Rick and other key Centra executives will continue to be part of the new Saba family. Leon will join Saba’s Board of Directors.

8

Addressing a customer need…

APPLICATIONS

RESULT

JOINT CUSTOMER SUCCESS

Provide Workforce Development

Productivity

Redesigned new hire training saved $800 per new hire in hard costs and $1,000 in opportunity costs.

Roll out New Products through Sales and Partners

Revenue

20% of all education orders for thousands of customers and partners in North America are online

Roll out Enterprise Applications

Costs

Through a company-wide intranet, employees register for SAP implementation and other learning in 15 languages

Address Regulations or Compliance Requirements

Risk

Trained 700+ global employees on Sarbanes-Oxley Act regulations and created a continuous learning environment to remain current

To deliver bottom line results from Enterprise Learning

1 Enterprise Learning Solution Used to Require 2 Vendors With Saba and Centra it Now Requires Only 1 Vendor

Learning Content

Managed/Formal Learning

Collaborative Learning

Contextual Learning

Live Virtual Classroom

Self-Paced Training

Recordings

Instructor-Led Training (ILT)

Live eMeetings

eCommerce/For Fee Training

Live Webcast

Performance Support (EPSS)

Certification Management

Knowledge Sharing Tools

Live Help/Live Support/Chat

Learning Management

Communities of Practice

Role-based Learning

Learning Content Management

Learning Content Management

Learning Content Management

Monitor, Assess, Report and Manage

Surveys / Evaluations / 360° Assessments

Advanced Reporting and Analytics

Web Services (APIs)

Enterprise Applications

The industry’s first complete Enterprise Learning Software solution

The Time is Right

1 Buyer, 1 Business Need - the logical next step was to combine into 1 vendor

Solid foundation for growth – be part of a company which is twice as large

Leverage our respective products to one another’s customer bases – more ways to deliver value to customers

Join a mission not just a job – help us create the next generation Human Capital Management solution

S + C = SCALE

Saba Leadership

I would like to introduce:

Bobby Yazdani, Saba Chairman & CEO

Mark Frost, Saba COO

Vicki Morris, Saba VP Marketing

Elizabeth Doubleday, Saba Director of Corporate Communications and Customer Marketing

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

Introduction to Saba

NASDAQ: SABA; founded 1997

Gartner names Saba the eLearning Suite Leader 3 years in a row

450+ active enterprise customers

10 million users in 31 countries

700,000 hosted users

Worldwide support & professional services

$42.2M+ FY2005 revenues

Profitable on a Pro Forma basis now (post THINQ acquisition)

Targeting 40% growth rate in FY06 (Q1 was 46%)

Nearly 400 employees

Market: Human Capital Management (HCM)

Strategic HCM = Saba

Plan Recruit Manage Align & Develop Motivate & Measure Promote

AMR: $4.4 Billion Market by 2009 with Faster Growth

Infrastructure HCM = Oracle, SAP, PSFT

Hire Track Pay Report Retire

AMR: $2.9 Billion Market by 2009 with Slower Growth

Defining Strategic HCM

HCM is a Business Strategy that

Connects people to the business

Aligns people to strategy

Leverages the knowledge, creativity and work efforts of the individuals involved

Recognizes the value of what people bring to the organizations and how to unlock their potential

Puts decision making tools and information in the hands of line managers and operations

Market Dynamics within Strategic HCM: Multiple Vendors, Limited Integration

Learning Mgmt

Performance Mgmt

Compensation Mgmt

Recruiting

HRMS

Succession Mgmt

Net Impact: Misaligned Organizations occur because people are disconnected from strategy and there exists a gap between promises and results

Saba Solution Today

Saba Analytics

Saba Recruiting

Saba Learning Saba Performance Saba Talent / Succession Saba Compensation

Saba Collaboration

Saba Foundation - Competency Management

= Future

HRMS

Saba Differentiation

Customer commitment

HCM Innovation

Integrated

Competency-Driven

Accessible

Process expertise

Integrity in everything we do

Unmatched Industry Customers

#1 Automotive & Mfg

#1 Financial Services

#1 Health Services

#1 High Tech

#1 Public Sector

Our Environment and Culture

Saba’s core values are the foundation for everything the company does:

Foster enduring relationships with customers, partners and employees

Respect, empower and energize people

Create value through continuous innovation, change and accomplishment

Manage truthfully and responsibly

Our motto is Transparency!

Why we think Centra is great

You have loyal customers You are a market leader

You have a great team with passion & integrity

You have great products - IDC rates you #1 in innovation

You are profitable

You have over 685 active customers

You have a strong ASP business

You can help us solidify our leadership in Enterprise Learning Software

1 Enterprise Learning Solution Used to Require 2 Vendors With Saba and Centra it Now Requires Only 1 Vendor

Learning Content

Managed/Formal Learning

Collaborative Learning

Contextual Learning

Live Virtual Classroom

Self-Paced Training

Recordings

Instructor-Led Training (ILT)

Live eMeetings

eCommerce/For Fee Training

Live Webcast

Performance Support (EPSS)

Certification Management

Knowledge Sharing Tools

Live Help/Live Support/Chat

Learning Management

Communities of Practice

Role-based Learning

Learning Content Management

Learning Content Management

Learning Content Management

Monitor, Assess, Report and Manage

Surveys/Evaluations/360° Assessments

Advanced Reporting and Analytics

Web Services (APIs)

Enterprise Applications

The industry’s first complete Enterprise Learning Software solution

Benefits of Saba & Centra Combined

Combined Benefit & End Result

End-to-end Enterprise Learning Solution with seamless integration between Saba LMS & Centra Virtual Classroom

Lower total cost of ownership

Single point of contact for support

Reduced time to resolution

Unified Professional Services

Reduced time to implementation

Larger development organization

Increased innovation

Open Architecture

Increased choices

Saba & Centra combined will be the first to provide a complete Enterprise Learning Solution

Built in Virtual Classroom

LMS with Instructor-led Training

Self-paced Training

eCommerce/ For Fee Training

Certification Management

Learning Content Management

Performance Support (EPSS)

Live Help/Support/Chat

Knowledge Sharing Tools

Governance & Content Services

Content Authoring Tools

Content Reselling

From a Combination of Leaders

Leader in Managed Learning

+

Leader in Collaborative Learning

= Leader of the Leaders in Enterprise Learning Software

Saba: Continuing to Support Other Combinations

Offering Option(s)

Tier 1 Built-in, Seamless Integration

Tier 2 Virtual Learning Environment (VLE) Available

Tier 3 Published APIs

Interwise IBM

Webex Macromedia

+ Plus several more

No Change for existing customers with integrations

Centra: Continuing to Support Other Combinations

Offering Option(s)

Tier 1 Built-in, Seamless Integration

Tier 2 Adapter Available

Tier 3 Published APIs

Sum Total Pathlore

Plateau PeopleSoft

+ Plus several more

No Change for existing customers with integrations

#1 Enterprise Learning Software Solution Provider

Complementary Products

Managed Learning (Saba)

Collaborative Learning (Centra)

1100+ Enterprise Customers

15 million users in 31 countries

51 of the Fortune 100

22% of the Fortune 500

Only 42 overlapping customers

With Complementary Customer Experience

Financial Services

Life Sciences

Public Sector

Manufacturing & Automotive

Communications

Services

High Technology

And Global Presence

Unmatched Experience

18 years of combined experience

>500 experienced employees in five

continents

>200 R&D professionals

>180 Professional Services staff

>50% increase in Account Managers

Customer Commitment

No Changes to Support

No Changes to ASP/Hosting

No Changes to Customer Communities (RUGs)

Combined User Conference

Foundation to build long-term Roadmap

With Vision and Resources to Deliver HCM Solution

Analytics

Recruiting Enterprise Learning Performance Talent / Succession Compensation

Collaboration

Foundation - Competency Management

ERM/CRM

HRMS

= Future

Any Way Customers Want the Solution

We sell Standalone Components

Centra Live

Saba Learning

Saba Performance

We sell ASP and Behind the Firewall Solutions

Centra ASP or Centra On Premise

Saba ASP or Saba on Premise

We sell integrated Centra Virtual Classrooms with Saba Learning

Integrated version today

Built-in/seamlessly integrated solution starting Summer 2006

We will sell complete, integrated ASP solution

Saba & Centra suites

Delivered on deman

Stay tuned for an announcement in 2006

To a Larger and Faster Growing Market (Strategic HCM)

“For the next 5 years, the HCM market will have a CAGR of 8%”, totaling $7.3 billion by 2009.

Strategic HCM applications (including workforce development or enterprise learning) will equal approximately 60% of the total HCM market and will grow faster than the core HR or HRMS segment of the market.

— AMR, “The Human Capital Management Applications Report, 2004-2009” (July 2005)

Strategic HCM applications will accelerate Saba’s growth

Details of the Deal

Deal Value Per Centra Share:

$0.663 cash .354 share of Saba stock

Combined Revenue Run Rate: $100M [at close]

Ownership of Combined Company: 64% Saba 36% Centra

Expected Closing: Q3 Saba FY20061

1Pending stockholder approval and other customary closing conditions

Financial Strength1

Combined Annual Revenue:

Over $100M

Combined Recurring Revenue:

Over $45M

Projected Cost Savings :

Over $9M Annually

Expected to be Accretive:

Immediately on a non-GAAP basis

1 Will provide financial details after the closing

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

Integration Principles

Keep our businesses operating efficiently

Communicate, communicate, communicate

Maintain focus on customers success

Ensure employees know their roles and responsibilities … and that everyone has meaningful, fulfilling work

Handle questions/issues quickly and decisively

Achieve anticipated synergies QUICKLY

The Next 3 Months to “Close”

Overall Timeline

Today’s Announcement (October 6, 2005)

Proposed Close (January 2006)

Kick-off Functional Integration Teams

Weekly Functional Team Reviews

Weekly Integration-Steering Committee Meetings

Oct. 6-7

Oct. 10-14

Oct. 17-21

Oct. 24-28

Oct./ Nov. 31-4

Nov. 7-11

Nov. 14-18

Nov. 21-25

Nov./ Dec. 28-2

Dec. 5-31

Jan. 1-16

Key activities:

Develop functional integration plans and implementation strategy

Launch values initiative

Updates to both companies on progress to transaction close

Continue our focus on customers!

The Next 3 Months to “Close”

Maintaining high momentum and continued focus on our market

What you can expect:

Establish functional teams to develop integration plans and implementation strategy

Ongoing progress updates between functional teams and leadership

Leadership making rapid integration decisions

Launch “values initiative” to shape the common values and culture for the combined company

Communication

What we need from you:

Continue doing the things we do well –focus on:

Our Customers

Our Products

Our People

Look for communication about the transaction progress

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

Find out more….

Welcome Page for Centra employees

www.centra-welcome.com

Username: centra

Password: welcome

Updated information

FAQs

Contact information

Updates

Post a question

Provide feedback on how we’re doing

Open door / Open e-mail

Bobby Yazdani

byazdani@saba.com

(650) 696-1645

S + C = SCALE

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

Questions? We’ve got [some] answers!

Ask away!

Agenda

Welcome

Announcement

Introduction to Saba

The next 3 months

Information you can use

Q & A

Final thoughts

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

TO:	Saba Partners
FROM:	Bobby Yazdani
DATE:	October 6, 2005
SUBJECT:	Saba and Centra to Combine Businesses

I am delighted to inform you that Saba and Centra today signed a definitive agreement to combine businesses. The combined company will operate as Saba Software. I will continue as Saba Chairman and CEO and Leon Navickas, Centra Chairman and CEO, will serve on our Board of Directors.

In combining our businesses, we are bringing together the best collaborative learning and managed learning products, people and processes in the world. Together, we have 20 years of award-winning product innovation, over 500 employees and the best practices of our more than 1,100 enterprise customers worldwide.

Centra and Saba have been successful partners in the learning industry for years. With converging visions based on complementary technology, we believe ours is a winning combination that:

•	Provides the industry’s FIRST COMPLETE enterprise learning solution. With a built-in, seamlessly integrated LMS/LCMS and Virtual Classroom, customers can get up and running faster and start transferring knowledge more quickly.

•	Creates the LARGEST enterprise learning company in the world. Together, we will be a $100 million company serving many of the largest companies in the world—including 51 of the Fortune 100. We will have more than 200 research & development professionals and over 180 professional services staff committed to product innovations and customer service.

•	Has the VISION and UNMATCHED RESOURCES to deliver on our strategic human capital management (HCM) roadmap. We remain committed to delivering a top-tier HCM suite, with a strong learning suite foundation. This combination allows us to deepen our learning offering, while providing the talent and resources to continue building out a broader HCM solution.

It’s clear to me that the Saba-Centra combination is a good fit, and that the combined experience and vision of our two companies will result in valuable products and services that neither company could provide on its own.

For more information about this exciting news, please refer to today’s press release and a set of Questions and Answers.

I look forward to talking to you over the upcoming days and weeks, as this transaction unfolds and we combine these two companies start to unite. Please contact me—or anyone on the Saba management team—if you have any questions.

Regards,

Bobby Yazdani

Chairman and CEO

Saba

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding Mr. Yazdani’s continuing as Saba Chairman and CEO, Mr. Navickas joining the Saba Board of Directors, employees and customers of the combined company, providing the industry’s first complete enterprise learning solution, creating the largest enterprise learning company in the world, having the vision and unmatched resources to deliver on our HCM roadmap, the Saba/Centra combination being a good fit, and the combination of the companies resulting in valuable products and services. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005, and subsequently filed reports. Saba assumes no obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

TO:	Saba Employees
FROM:	Bobby Yazdani
DATE:	October 6, 2005
SUBJECT:	Saba and Centra to Combine Businesses

I am delighted to inform you that Saba and Centra today signed a definitive agreement to combine businesses. The combined company will operate as Saba Software. I will continue as Saba Chairman and CEO and Leon Navickas, Centra Chairman and CEO, will serve on our Board of Directors.

In combining our businesses, we are bringing together the best collaborative learning and managed learning products, people and processes in the world. Together, we have 20 years of award-winning product innovation, over 500 employees and the best practices of our more than 1,100 enterprise customers worldwide.

Centra and Saba have been successful partners in the learning industry for years. With converging visions based on complementary technology, we believe ours is a winning combination that:

•	Provides the industry’s FIRST COMPLETE enterprise learning solution. For the first time, customers can have one vendor partner for all of their collaborative learning and learning management needs.

•	Creates the LARGEST enterprise learning company in the world. Together, we will be a $100 million company serving many of the largest customers in the world—including 51 of the Fortune 100. We will have more than 200 research & development professionals and over 180 professional services staff committed to innovating the product and servicing our customers.

•	Has the VISION and UNMATCHED RESOURCES to deliver on our strategic HCM roadmap. We remain committed to delivering a top-tier HCM suite, with a strong learning suite foundation. This combination allows us to deepen our learning offering, while providing the talent and resources to continue building out a broader HCM solution.

It’s clear to me that the Saba-Centra combination is a good fit, and that the combined experience and vision of our two companies will result in valuable products and services that neither company could provide on its own.

It’s also clear that today’s news wouldn’t be possible without you. I understand that our company’s growth and positive momentum comes from your continued focus, talent and commitment to success. Thank you for your continued hard work and contributions.

Attached please find today’s press release and a set of Employee Questions and Answers with more information. You will also find these documents and others at a special web site we set up for Saba employees, to help provide information and answer questions that may come up in the next three months:

•	Url: www.Saba-welcome.com

•	Group username: saba

•	Password: welcome

We have also scheduled a Saba All Hands meeting for tomorrow, Friday, October 7th, to discuss this exciting news:

Saba All Hands Meeting: Friday, October 7th

•	Time: 9 a.m. PDT/12:00 noon EDT/5:00 pm GMT

•	Phone—US & Canada: 1-800-399-0552

•	Phone—International: 1-706-645-9711

•	Conference ID#: 1259-422

•	URL: http://www.placeware.com/cc/saba/A?id=9876&pw=

I hope you join me in celebrating this combination. I look forward to talking to you over the upcoming days and weeks, as this transaction unfolds and our two companies start to combine. Please stop by or call if you have any questions. Or contact anyone on the Saba management team for more information.

Regards,

Bobby Yazdani

Chairman and CEO

Saba

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding Mr. Yazdani’s continuing as Saba Chairman and CEO, Mr. Navickas joining the Saba Board of Directors, employees and customers of the combined company, providing the industry’s first complete enterprise learning solution, creating the largest enterprise learning company in the world, having the vision and unmatched resources to deliver on our HCM roadmap, the Saba/Centra combination being a good fit, and the combination of the companies resulting in valuable products and services. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005, and subsequently filed reports. Saba assumes no obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

TO:	Saba Customers
FROM:	Bobby Yazdani
DATE:	October 6, 2005
SUBJECT:	Saba and Centra to Combine Businesses

I am delighted to inform you that Saba and Centra today signed a definitive agreement to combine businesses. The combined company will operate as Saba Software. I will continue as Saba Chairman and CEO and Leon Navickas, Centra Chairman and CEO, will serve on our Board of Directors.

In combining our businesses, we are bringing together the best collaborative learning and managed learning products, people and processes in the world. Together, we have 20 years of award-winning product innovation, over 500 employees and the best practices of our more than 1,100 enterprise customers worldwide.

Centra and Saba have been successful partners in the learning industry for years. With converging visions based on complementary technology, we believe ours is a winning combination for customers that:

•	Provides the industry’s FIRST COMPLETE enterprise learning solution. With a built-in, seamlessly integrated LMS/LCMS and Virtual Classroom, you can get up and running faster and start transferring knowledge more quickly.

•	Creates the LARGEST enterprise learning company in the world. Together, we will be a $100 million company serving many of the largest companies in the world—including 51 of the Fortune 100. We will have over 200 research & development professionals and over 180 professional services personnel committed to product innovations and customer service.

•	Has the VISION and UNMATCHED RESOURCES to deliver on our strategic human capital management (HCM) roadmap. We remain committed to delivering a top-tier strategic HCM suite, with a strong learning suite foundation. The Saba-Centra combination allows us to deepen our learning offering, while providing the talent and resources to continue building out a broader HCM solution.

It’s clear to me that the Saba-Centra combination is a good fit, and that the combined experience and vision of our two companies will result in valuable products and services that neither company could provide on its own.

For more information about this exciting news, please refer to today’s press release and a set of Questions and Answers.

I look forward to talking to you over the upcoming days and weeks, as this transaction unfolds and we combine these two companies. Please contact me—or anyone on the Saba management team—if you have questions.

Best Regards,

Bobby Yazdani

Chairman and CEO

Saba

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding Mr. Yazdani’s continuing as Saba Chairman and CEO, Mr. Navickas joining the Saba Board of Directors, employees and customers of the combined company, providing the industry’s first complete enterprise learning solution, creating the largest enterprise learning company in the world, having the vision and unmatched resources to deliver on our HCM roadmap, the Saba/Centra combination being a good fit, and the combination of the companies resulting in valuable products and services. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005, and subsequently filed reports. Saba assumes no obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

Saba to Acquire Centra

Questions & Answers

October 6, 2005

This document was prepared to address the most anticipated questions regarding Saba and Centra’s planned combination.

Should you have additional questions, please contact Elizabeth Doubleday at +1-410-727-5112, x1261.

THE ANNOUNCEMENT

1.	What is the news?

Saba (NASDAQ: SABA) and Centra (NASDAQ: CTRA) have agreed to combine businesses.

2.	Why combine these two companies?

The combination of Centra and Saba would create the leading enterprise learning software company. Combined, Centra and Saba would:

•	Provide the Industry’s FIRST COMPLETE enterprise learning software solution. In combining Saba’s learning management solutions and Centra’s collaborative learning solutions, the new company would offer customers the very first enterprise learning software solution—with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom, so customers would achieve faster time to implementation and faster time to resolution from a single vendor.

•	Create the LARGEST Enterprise Learning Software Company in the world. The new Saba would have over 500 experienced employees, a $100 Million annual revenue run rate and more than 1,100 customers in 31 countries.

•	Have the VISION and UNMATCHED RESOURCES to deliver a winning solution to the larger strategic HCM market, which will total more than $4.4 B by 2009. Together, the new company would be twice the size of either company alone.

The time is right to combine the strengths of two proven learning companies, with converging visions and complementary technologies. Opportunities for growth and success would be enormous, as the new company would have the scale and talent to be successful in the large and growing HCM market.

“The combination of Centra and Saba creates the world’s #1 learning software company, with strong financial assets, more than 1100 enterprise learning customers and over 500 professionals.”

—Bobby Yazdani, CEO & Chairman, Saba

3.	What is HCM?

Human Capital Management (HCM) is a business strategy that enables organizations to turn people into competitive assets. Since every core business process and strategic initiative requires a Human Capital Management business strategy to execute it, improvements made in HCM systems and processes can significantly impact an organization’s bottom line.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 1 of 10

Human Capital Management (HCM) is based on four key principles:

•	HCM accepts responsibility for the strategic growth of the individuals involved. HCM systems are designed to cultivate far-reaching plans that allow organizations to build their employee base in alignment with their overall plans for long-term sustainable organizational growth

•	HCM is a strategy to leverage knowledge across the enterprise, in all types of organizations (commercial, government, associations…)

•	HCM is a competitive tool that identifies, cultivates and rewards the most valuable employees in an organization and uses compensation and other motivational activities to drive desired behaviors aligned with corporate goals and objectives

•	HCM is designed to optimize the value of people, not to minimize their costs

To implement an effective Human Capital Management strategy, organizations need an integrated strategic human capital management software system to align, develop, motivate and measure their people to organizational goals.

A Strategic HCM system requires the following components to give executives a global view of their people and their productivity:

•	Learning management

•	Competency management

•	Performance management

•	Knowledge management

•	Compensation management

•	Talent management with analytics

Putting the right decision-making tools and information in the hands of the managers and operations that run the business enhances the ability to leverage the knowledge, creativity and the work efforts of those involved.

4.	Is this an acquisition or merger?

This is an acquisition. Centra would become part of the Saba family, strengthening the company and providing customers with even more strategic support. The combined company would operate as Saba and would keep the Centra brand to describe the Centra product lines.

5.	What are the terms of this combination?

Saba agreed to acquire Centra for a combination of Saba stock and cash. The consideration per share to be received by the stockholders of Centra will be comprised of $0.663 in cash and Saba stock at a fixed exchange ratio of 0.354 of a share of Saba stock for each share of Centra stock.

6.	Is the acquisition complete?

Not yet. Saba has signed a definitive agreement to acquire Centra. The transaction has been approved by the Boards of Directors of both companies and due diligence is complete. While the transaction and timing are subject to stockholder and regulatory approvals, the transaction is expected to close in the third quarter of Saba’s fiscal year ending May 31, 2006.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 2 of 10

ORGANIZATIONAL STRUCTURE & LEADERSHIP

7.	Who is Saba?

Founded in 1997, Saba (NASDAQ: SABA) is a leading provider of integrated Human Capital Management (HCM) solutions. Saba enables The Aligned Enterprise™ by aligning goals, developing and motivating people, and measuring results — driving greater organizational performance.

More than 10 million current users in 31 countries use Saba today. Customers include ABN AMRO, Alcatel, Bank of Tokyo-Mitsubishi, BMW, CEMEX, Cisco Systems, DaimlerChrysler, Dell, Deloitte Touche Tohmatsu, EDS, EMC Corporation, FedEx Kinko’s, Insurance Australia Group, Lockheed Martin, Medtronic, National Australia Bank, Novartis, Petrobras, Procter & Gamble, Scotiabank, Sprint, Standard Chartered Bank, Swedbank and the U.S. Army and U.S. Navy.

Saba Name

Saba means “knowing” in many languages. In Persian, it is a poetic term referring to the “Ah ha moment” or “the moment when a reader understands the meaning of a poem and achieves enlightenment”. In Persian, Saba can also refer to the moment when the Sun rises over the horizon and a new day dawns. In Spanish, Saba is a form of the verb “to know”. In Hebrew, Saba is the word for a wise and knowing “grandfather”.

Historically, Saba was an ancient kingdom in southern Arabia that was instrumental in the trade between Egypt and India. Saba was the home of the Queen of Sheba and most likely was the home of the three wise men as well.

Bobby Yazdani chose this name when he founded the company in 1997 to represent the new frontier of human capital management.

People-Centered Values

Saba’s core values are the foundation for everything the company does:

•	Foster enduring relationships with customers, partners and employees

•	Respect, empower and energize people

•	Create value through continuous innovation, change and accomplishment

•	Manage truthfully and responsibly

Strong Fundamentals

Great companies start with great people. This fundamental belief is the foundation of Saba. As evidenced by sustained positive financial results, key customer wins in the both the private and public sectors, and groundbreaking new products, Saba is poised to become the dominant strategic HCM provider in the marketplace.

Saba’s financial strength is evidenced by accelerated growth:

•	FY 2005 revenue up 22% over prior year: Q1 2006 revenues up 46%

•	Six consecutive quarter of revenue gains

•	Profitable on a pro forma basis in FY 2006

•	40% license growth in FY 2005

•	Average 98% renewal rate for the past 3 years

•	Services revenue increase of 15% over last year; doubled revenues in the Americas

•	More than doubled the number of hosted users over the past year, to 700,000+

•	$30M invested in R&D over the past 3 years

© Copyright 2005 Saba Software, Inc and Centra Software	Page 3 of 10

8.	Who is Centra?

Since 1995, Centra (NASDAQ: CTRA) has licensed its software and services for online learning and training. Centra has helped millions of professionals in over 1,500 organizations increase productivity and efficiency across their enterprise.

Online learning and training solutions from Centra create workforce efficiencies and enable organizations to share and exchange business-critical information with geographically distributed customers, partners, prospects and employees. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. From enterprise-application training and support to workforce development and more, Centra’s software and services help organizations deliver critical information and skills to support their most challenging business initiatives. Currently available in nine languages, Centra solutions can be deployed as on-site software or through its ASP service.

Organizations across every major industry and market sector choose Centra, including Wyndham International, Weyerhaeuser, Underwriters Laboratories, BMW and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit http://www.Centra.com.

Centra’s innovative products and services start with people - professional, smart, self-motivated, creative and totally committed to leading the revolution in online learning and training. Since our initial product release in 1997, Centra has applied pioneering technology, focused business strategies, and innovative execution to its suite of online learning and training solutions. As the first company to create the working vision of a comprehensive approach to online learning and training, Centra continues to set the pace of progress for companies around the world.

Leadership Vision

Centra was the first company to:

•	Unite people, resources, and information in a single-platform enterprise solution for online learning and training

•	Recognize and implement a combined solution for collaboration, coordination, and scheduling on the Web

•	Envision and build an extensive ecosystem of content, services, and technology alliances to support the successful planning and implementation of online learning and training for strategic business processes

•	Market an integrated enterprise software solution for the delivery of all forms of online learning and training including online meetings, large-scale online presentations, virtual classrooms, content management, personalized eLearning, and content authoring

•	Offer an extensible delivery platform that can be seamlessly integrated with popular Microsoft platforms and virtually all of today’s leading Learning Management Systems (LMS), learning content standards, and eCommerce systems

•	Ship a Web-based online learning and training system that supports blended eLearning

© Copyright 2005 Saba Software, Inc and Centra Software	Page 4 of 10

9.	Please describe the new company

The combined company would have over 500 employees, including over 200 R&D professionals and more than 180 Professional Services staff worldwide.

•	Bobby Yazdani, who founded Saba in 1997 and took the company public in 2000, would remain Chairman and CEO of Saba

•	Leon Navickas, Centra Chairman and CEO who founded the company in 1995 and took the company public in 2000, would serve on the Saba Board of Directors

•	In addition to Bobby and Leon, the seven-member Board of Directors would include 3 designated by Saba and 2 nominated by Centra

The combined leadership team of the new company would include executives and managers from both Saba and Centra.

Worldwide headquarters would remain in Redwood Shores, CA

2400 Bridge Parkway

Redwood Shores, CA 94065

10.	What would happen to the other company offices?

Saba would continue operations in Centra US northeast (Lexington, MA) and US southeast (Atlanta, GA) offices. While there are no immediate plans to close any Centra or Saba offices, there are geographies where the combined company would have several offices in close proximity that are underutilized. The new Saba would do a facilities review after the acquisition is closed.

11.	Would there be layoffs?

Saba’s acquisition of Centra would result in a stronger entity and the combined workforce would be a key component to the success of the new organization. As with any combination, there would be some duplicate roles, which would lead to personnel changes. Staffing changes would be communicated as quickly as possible following the close of the acquisition.

12.	Would any function be moving to other locations? Would anyone be asked to relocate?

There are no plans to take an existing function and move it from one location to another. As a result, no employees would be asked to relocate as a result of the merger. Employees could move on a temporary or permanent basis to take on new opportunities if they choose.

PRODUCT/SOLUTION DIRECTION

13.	How would customers buy Saba and Centra products?

Customers would have significant choice in how they purchase Saba and Centra products. They could purchase:

•	Stand-alone components that are available as either ASP or behind-the-firewall solutions

•	An integrated behind-the-firewall Saba and Centra solution

•	An integrated ASP Saba and Centra solution that will be available in the future

14.	What products and services does Saba provide?

Saba continues to lead the market with the industry’s first integrated Human Capital Management suite including:

•	Saba Foundation – provides core capabilities for all HCM applications.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 5 of 10

•	Saba Performance – enable the development of The Aligned Enterprise – an organization in which goals and objectives are aligned and communicated, and performance expectations are clear and concise.

•	Saba Learning – provides the industry’s most advanced learning management system enabling compliance, corporate universities, sales force effectiveness, and customer education solutions.

•	Saba Collaboration – provides a Web-based collaboration system that facilitates knowledge transfer and high-impact informal learning between individuals and subject matter experts.

•	Saba Content Management – delivers a content authoring tool-independent learning content management system (LCMS) designed for enterprise-wide content development and delivery.

•	Saba Talent – enables an organization to develop and nurture leaders as well as reduce organizational risk through succession management.

•	Saba Analytics – provides an extensive set of built-in business analyses, including learning effectiveness, performance & goals achievement, compliance and certification, revenue and cost analysis and content utilization, to speed time-to-value.

Saba Professional Services

Saba also offers comprehensive services to assist in the successful implementation of its products. Saba’s global services organization supports multiple offerings, including:

•	Saba Consulting. As experts in HCM infrastructure and processes, Saba consultants stand ready to help your company achieve excellence in Learning, Talent, and Performance management. Saba Consulting implements our best-in-class applications quickly and accurately and provides the strategic guidance, technology expertise, process definition and long-term leadership to assist you in making your vision a reality.

•	Saba Education. Saba Education helps your organization instill the knowledge and skills necessary to maximize your investment in Saba. For live instruction, choose from class-room training at a Saba location, on-site training at a location of your choosing, or virtual on-line training. Or you may choose Web-Based Training to educate learners, managers, and administrators of your Saba solution.

•	Saba Learning Services. Evaluate your needs, then define and implement your content strategy through content transformation or custom content development. Saba Learning Services helps you realize more value from your learning content.

•	Saba OnDemand. With Saba OnDemand, a high performance operating environment for your Saba application is assured through our expertise in application configuration, tuning and administration.

•	Saba Maintenance and Support. Ensure that your Saba solution is achieving your desired business results. Benefit directly from Saba’s leadership in HCM and ongoing investment in product development with new product releases, timely service packs, and ready access to Saba expertise.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 6 of 10

15.	What products and services does Centra provide?

Centra 7

Centra 7 is application software that enables online learning and training. Organizations can share knowledge and exchange information with customers, partners, prospects and employees around the world in real-time. Centra 7 increases productivity and efficiency by helping you incorporate learning and knowledge transfer into your business processes.

Centra 7 allows you to accelerate mission-critical initiatives that involve learning and training with a suite of integrated, enterprise-class software that features:

•	Centra Live™ for Virtual Classes - Engage with groups in live, highly interactive education sessions across many locations

•	Virtual Classes for Universities and Schools - Bring instructors and students together online in highly interactive, online classes and degree programs that allow for all the interaction of a typical classroom

•	Centra Live™ for Web Seminars - A fast, efficient, cost-effective way to reach and engage large audiences quickly

•	Centra Live™ for eMeetings - Eliminate the hassles of complex meeting coordination and the time and expense of business travel

•	Centra Knowledge Center™ - Power on-demand access to blended learning programs, knowledge assets, and important documents with the Centra Knowledge Center. A searchable library of content and learning activities, it enables you to design personalized tracks of essential corporate or training materials and recorded events tailored to job roles, skill levels or knowledge gaps

•	Centra Performance Insight™ - Measure and report on learning activity and outcomes easily, quickly, and to your liking with Centra Performance Insight. Custom built reports and dashboards present critical data in easy-to-understand formats, enabling analysis and decision-making related to your organization’s learning and business objectives

•	Centra Info Guide™ - Empower employees with on-demand access to personalized, business-critical information as they are doing their work. A single, complete information source for enterprise application use and your organization’s business processes and rules, it delivers relevant help to employees and partners in the context of a task, enabling just-in-time learning at a moment of need

•	Centra Instant Assist™ - Supplement on-the-job, self-service help and support with instant, real-time assistance

Centra Professional Services

•	Hosted Services - Best-of-class ASP hosting gives you easy-to-implement deployment and lower support requirements of on-premises software deployments, all backed by Centra’s industry-recognized service excellence

•	Consulting Services - Get the critical assistance you need to ensure successful implementation of your online learning and training solution. Business process consulting, implementation planning, event and content consulting, and support for rapid deployment methodology

© Copyright 2005 Saba Software, Inc and Centra Software	Page 7 of 10

•	Education Services - Learn and train on Centra solutions with online courses, certification programs, education consulting, best practices, training resources and materials

•	Event Management Services - Centra and The Maxwell Group’s event teams can manage your event start-to-finish: event moderation, practice sessions, registration confirmations and event reminders, online registration forms and surveys, feedback forms, attendance reporting, and session recording with 30-day online availability

•	Support Services - Centra’s customer care includes industry-recognized technical support and documentation. Product updates, support programs, and a comprehensive self-service Customer Support Web site

16.	Which products would continue to be supported?

There would be no change in the support services that either company provides around their current products.

17.	How does this acquisition affect product plans?

In summer 2006, the new company would deliver new releases of Saba and Centra with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom solution. The product roadmap would be evaluated and adjusted to ensure that we support the strategic initiatives of the new company.

18.	What would happen to Centra customers with integrated solutions from other providers?

Existing Centra customers with joint integrations would see no difference with regard to support. Existing adapters with other partners such as Oracle, SAP and Blackboard, as well as existing Application Programming Interfaces (APIs) would continue to be available.

19.	What would happen to Saba customers with integrated solutions from other providers?

Existing Saba customers with third-party integrations would see no difference with regard to support. Existing Virtual Learning Environment solutions for Microsoft Live Meeting, as well as APIs, will continue to be available.

CUSTOMER SUPPORT

20.	How would Centra customers be supported?

Saba would continue to remain committed to supporting customers. Today, Saba and Centra have a combined customer renewal rate of 95%. The combined company would maintain its ASP offerings, hosting commitments and current level of customer support.

“Centra and Saba have converging visions based on complementary technology. The combination of our two companies ensures continued success for our customers.”

—Leon Navickas, CEO and Chairman, Centra

21.	What would happen to Centra’s user groups and other customer communities?

The new Saba would enhance the Centra Regional User Groups and Customer Advisory Boards, by increasing their ability to affect product change. Additionally, Saba would add a collaborative learning special interest group (SIG) to their other SIG activities.

Saba intends to host a combined Users Conference in the summer of 2006 for all customers.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 8 of 10

INTEGRATION MANAGEMENT

22.	Who is involved in managing the integration of Saba and Centra?

The integration process to date has been guided by a team of Senior Managers from both Saba and Centra. A leader from Saba has been paired with a Centra leader for each functional area, to initiate the integration plan. In moving forward, we would rely on both organizations to generate and implement integration plans that would make the effort a success.

23.	What would happen to Centra’s public web site?

Following the completion of the acquisition, information from the Centra web site would be integrated into the Saba web site. Visitors to www.Centra.com would be redirected to the Saba site.

24.	How can I get more information?

More information is available in the press release issued on October 6, 2005, posted to both Saba and Centra web sites.

Investors may contact Saba or Centra for more information:

•	Saba: Pete Williams at pwilliams@saba.com

•	Centra: Kristine Mozes at kmozes@centra.com

Media and industry analysts may contact:

•	Saba: Elizabeth Doubleday at edoubleday@saba.com

•	Centra: Ellen Slaby at eslaby@centra.com

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the industry’s first complete enterprise learning software company, creating the largest enterprise learning software company in the world, our vision and unmatched resources, the strategic HCM market totaling more than $4.4 billion by 2009, the new company being twice the size of either company alone, the time being right to combine the strengths of the two companies, keeping the Centra brand, timing of closing, employees and customers of the combined company, the Board composition of the combined company, worldwide headquarters remaining in Redwood Shores, CA, other combined company offices, layoffs relating to the transaction, relocation of employees, products and services provided by the combined company, the expectation that in summer 2006, the combined company would deliver new releases of Saba and Centra products, leveraging new market and technology competencies, and merging of the two companies’ support sites. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 9 of 10

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

#####

Saba, the Saba logo, and the marks relating to other Saba products and services referenced herein are either trademarks or registered trademarks of Saba Software, Inc. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 10 of 10

Saba to Acquire Centra

Questions & Answers

October 6, 2005

For Saba Employees

This document was prepared to address the most anticipated questions regarding Saba and Centra’s planned combination. Should you have additional questions, please contact anyone on the Saba management team.

NOTE: If you are contacted by anyone outside of the company regarding this announcement, refer all calls to Elizabeth Doubleday at +1-410-727-5112, x1261. Do not comment on this news to any external parties.

THE ANNOUNCEMENT

1.	What is the news?

Saba (NASDAQ: SABA) and Centra (NASDAQ: CTRA) have agreed to combine businesses.

2.	Why combine these two companies?

The combination of Centra and Saba would create the leading enterprise learning software company. Combined, Centra and Saba would:

•	Provide the Industry’s FIRST COMPLETE enterprise learning software solution. In combining Saba’s learning management solutions and Centra’s collaborative learning solutions, the new company would offer customers the very first enterprise learning software solution—with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom, so customers would achieve faster time to implementation and faster time to resolution from a single vendor.

•	Create the LARGEST Enterprise Learning Software Company in the world. The new Saba would have over 500 experienced employees, a $100 Million annual revenue run rate and more than 1,100 customers in 31 countries.

•	Have the VISION and UNMATCHED RESOURCES to deliver a winning solution to the larger strategic HCM market, which will total more than $4.4 B by 2009. Together, the new company would be twice the size of either company alone.

The time is right to combine the strengths of two proven learning companies, with converging visions and complementary technologies. Opportunities for growth and success would be enormous, as the new company would have the scale and talent to be successful in the large and growing HCM market.

“The combination of Centra and Saba creates the world’s #1 learning software company, with strong financial assets, more than 1100 enterprise learning customers and over 500 professionals.”

—Bobby Yazdani, CEO & Chairman, Saba

3.	What is HCM?

Human Capital Management (HCM) is a business strategy that enables organizations to turn people into competitive assets. Since every core business process and strategic initiative requires a Human Capital Management business strategy to execute it, improvements made in HCM systems and processes can significantly impact an organization’s bottom line.

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Human Capital Management (HCM) is based on four key principles:

•	HCM accepts responsibility for the strategic growth of the individuals involved. HCM systems are designed to cultivate far-reaching plans that allow organizations to build their employee base in alignment with their overall plans for long-term sustainable organizational growth

•	HCM is a strategy to leverage knowledge across the enterprise, in all types of organizations (commercial, government, associations…)

•	HCM is a competitive tool that identifies, cultivates and rewards the most valuable employees in an organization and uses compensation and other motivational activities to drive desired behaviors aligned with corporate goals and objectives

•	HCM is designed to optimize the value of people, not to minimize their costs

To implement an effective Human Capital Management strategy, organizations need an integrated strategic human capital management software system to align, develop, motivate and measure their people to organizational goals.

A Strategic HCM system requires the following components to give executives a global view of their people and their productivity:

•	Learning management

•	Competency management

•	Performance management

•	Knowledge management

•	Compensation management

•	Talent management with analytics

Putting the right decision-making tools and information in the hands of the managers and operations that run the business enhances the ability to leverage the knowledge, creativity and the work efforts of those involved.

4.	Is this an acquisition or merger?

This is an acquisition. Centra would become part of the Saba family, strengthening the company and providing customers with even more strategic support. The combined company would operate as Saba and would keep the Centra brand to describe the Centra product lines.

5.	What are the terms of this combination?

Saba agreed to acquire Centra for a combination of Saba stock and cash. The consideration per share to be received by the stockholders of Centra will be comprised of $0.663 in cash and Saba stock at a fixed exchange ratio of 0.354 of a share of Saba stock for each share of Centra stock.

6.	Is the acquisition profitable for Saba?

The transaction is expected to be accretive to Saba’s earnings on a non-GAAP basis in fiscal year 2006.

7.	Is the acquisition complete?

Not yet. Saba has signed a definitive agreement to acquire Centra. The transaction has been approved by the Boards of Directors of both companies and due diligence is complete. While the transaction and timing are subject to stockholder and regulatory approvals, the transaction is expected to close in the third quarter of the fiscal year ending May 31, 2006.

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ORGANIZATIONAL STRUCTURE & LEADERSHIP

8.	Who is Saba?

Founded in 1997, Saba (NASDAQ: SABA) is a leading provider of integrated Human Capital Management (HCM) solutions. Saba enables The Aligned Enterprise™ by aligning goals, developing and motivating people, and measuring results — driving greater organizational performance.

More than 10 million current users in 31 countries use Saba today. Customers include ABN AMRO, Alcatel, Bank of Tokyo-Mitsubishi, BMW, CEMEX, Cisco Systems, DaimlerChrysler, Dell, Deloitte Touche Tohmatsu, EDS, EMC Corporation, FedEx Kinko’s, Insurance Australia Group, Lockheed Martin, Medtronic, National Australia Bank, Novartis, Petrobras, Procter & Gamble, Scotiabank, Sprint, Standard Chartered Bank, Swedbank and the U.S. Army and U.S. Navy.

Saba Name

Saba means “knowing” in many languages. In Persian, it is a poetic term referring to the “Ah ha moment” or “the moment when a reader understands the meaning of a poem and achieves enlightenment”. In Persian, Saba can also refer to the moment when the Sun rises over the horizon and a new day dawns. In Spanish, Saba is a form of the verb “to know”. In Hebrew, Saba is the word for a wise and knowing “grandfather”.

Historically, Saba was an ancient kingdom in southern Arabia that was instrumental in the trade between Egypt and India. Saba was the home of the Queen of Sheba and most likely was the home of the three wise men as well.

Bobby Yazdani chose this name when he founded the company in 1997 to represent the new frontier of human capital management.

People-Centered Values

Saba’s core values are the foundation for everything the company does:

•	Foster enduring relationships with customers, partners and employees

•	Respect, empower and energize people

•	Create value through continuous innovation, change and accomplishment

•	Manage truthfully and responsibly

Strong Fundamentals

Great companies start with great people. This fundamental belief is the foundation of Saba. As evidenced by sustained positive financial results, key customer wins in the both the private and public sectors, and groundbreaking new products, Saba is poised to become the dominant strategic HCM provider in the marketplace.

Saba’s financial strength is evidenced by accelerated growth:

•	FY 2005 revenue up 22% over prior year: Q1 2006 revenues up 46%

•	Six consecutive quarter of revenue gains

•	Profitable on a pro forma basis in FY 2006

•	40% license growth in FY 2005

•	Average 98% renewal rate for the past 3 years

•	Services revenue increase of 15% over last year; doubled revenues in the Americas

•	More than doubled the number of hosted users over the past year, to 700,000+

•	$30M invested in R&D over the past 3 years

© Copyright 2005 Saba Software, Inc and Centra Software	Page 3 of 10

9.	Who is Centra?

Since 1995, Centra (NASDAQ: CTRA) has licensed its software and services for online learning and training. Centra has helped millions of professionals in over 1,500 organizations increase productivity and efficiency across their enterprise.

Centra is a leader in the live eLearning market which is currently growing at 21% annually. The live eLearning market is a distinct market from the general-purpose web conferencing market.

10.	Why Centra?

The Centra acquisition is advantageous on multiple fronts:

•	Complementary technology to strengthen both companies’ core market

•	Combined 1100+ enterprise customers

•	Great people with integrity, motivation to innovate and domain expertise

Together Centra and Saba would create the largest enterprise learning software company in the world, with the unmatched resources to deliver on the strategic HCM vision.

11.	Please describe the new company

The combined company would have over 500 employees, including over 200 R&D professionals and more than 180 Professional Services staff worldwide.

•	Bobby Yazdani, who founded Saba in 1997 and took the company public in 2000, would remain Chairman and CEO of Saba

•	Leon Navickas, Centra Chairman and CEO who founded the company in 1995 and took the company public in 2000, would serve on the Saba Board of Directors

•	In addition to Bobby and Leon, the seven-member Board of Directors would include 3 designated by Saba and 2 nominated by Centra

The combined leadership team of the new company would include executives and managers from both Saba and Centra.

Worldwide headquarters would remain in Redwood Shores, CA

2400 Bridge Parkway

Redwood Shores, CA 94065

12.	What would happen to the other company offices?

Saba would continue operations in Centra US northeast (Lexington, MA) and US southeast (Atlanta, GA) offices, where a majority of Centra employees work.

While there are no immediate plans to close any Centra or Saba offices, there are geographies where the combined company would have several offices in close proximity that are underutilized. The new Saba would do a facilities review after the acquisition is closed.

13.	What would happen to the Centra name?

The combined company would operate as Saba, but keep the Centra brand to describe the Centra product lines.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 4 of 10

14.	What are the strategic goals of the new company?

The goal of the new organization would be to become the leading strategic human capital management (HCM) company in the industry, with a commitment to customer success and a business model that supports sustainable growth.

15.	Would there be layoffs?

Saba’s acquisition of Centra would result in a stronger entity and the combined workforce would be a key component to the success of the new organization. As with any combination, there would be some duplicate roles, which would lead to personnel changes. Staffing changes would be communicated as quickly as possible following the close of the acquisition.

16.	Would both Saba and Centra employees be laid off?

The combined management team would review the personnel requirements of the new company with the intention of making staffing decisions in the best interest of the company.

17.	Will Saba employees who get laid off receive a severance package and outplacement services?

Yes, any Saba employee affected by a layoff would receive these benefits and services.

18.	Would any function be moving to other locations? Would anyone be asked to relocate?

There are no plans to take an existing function and move it from one location to another. As a result, no employees would be asked to relocate as a result of the merger. Employees could move on a temporary or permanent basis to take on new opportunities if they choose.

PRODUCT/SOLUTION DIRECTION

19.	How would customers buy Saba and Centra products?

Customers would have significant choice in how they purchase Saba and Centra products. They could purchase:

•	Stand-alone components that are available as either ASP or behind-the-firewall solutions

•	An integrated behind-the-firewall Saba and Centra solution

•	An integrated ASP Saba and Centra solution that will be available in the future

20.	What products and services does Saba provide?

Saba continues to lead the market with the industry’s first integrated Human Capital Management suite including:

•	Saba Foundation – provides core capabilities for all HCM applications.

•	Saba Performance – enable the development of The Aligned Enterprise – an organization in which goals and objectives are aligned and communicated, and performance expectations are clear and concise.

•	Saba Learning – provides the industry’s most advanced learning management system enabling compliance, corporate universities, sales force effectiveness, and customer education solutions.

•	Saba Collaboration – provides a Web-based collaboration system that facilitates knowledge transfer and high-impact informal learning between individuals and subject matter experts.

•	Saba Content Management – delivers a content authoring tool-independent learning content management system (LCMS) designed for enterprise-wide content development and delivery.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 5 of 10

•	Saba Talent – enables an organization to develop and nurture leaders as well as reduce organizational risk through succession management.

•	Saba Analytics – provides an extensive set of built-in business analyses, including learning effectiveness, performance & goals achievement, compliance and certification, revenue and cost analysis and content utilization, to speed time-to-value.

Saba Professional Services

Saba also offers comprehensive services to assist in the successful implementation of its products. Saba’s global services organization supports multiple offerings, including:

•	Saba Consulting. As experts in HCM infrastructure and processes, Saba consultants stand ready to help your company achieve excellence in Learning, Talent, and Performance management. Saba Consulting implements our best-in-class applications quickly and accurately and provides the strategic guidance, technology expertise, process definition and long-term leadership to assist you in making your vision a reality.

•	Saba Education. Saba Education helps your organization instill the knowledge and skills necessary to maximize your investment in Saba. For live instruction, choose from class-room training at a Saba location, on-site training at a location of your choosing, or virtual on-line training. Or you may choose Web-Based Training to educate learners, managers, and administrators of your Saba solution.

•	Saba Learning Services. Evaluate your needs, then define and implement your content strategy through content transformation or custom content development. Saba Learning Services helps you realize more value from your learning content.

•	Saba OnDemand. With Saba OnDemand, a high performance operating environment for your Saba application is assured through our expertise in application configuration, tuning and administration.

•	Saba Maintenance and Support. Ensure that your Saba solution is achieving your desired business results. Benefit directly from Saba’s leadership in HCM and ongoing investment in product development with new product releases, timely service packs, and ready access to Saba expertise.

21.	What products and services does Centra provide?

Centra 7

Centra 7 is application software that enables online learning and training. Organizations can share knowledge and exchange information with customers, partners, prospects and employees around the world in real-time. Centra 7 increases productivity and efficiency by helping you incorporate learning and knowledge transfer into your business processes.

Centra 7 allows you to accelerate mission-critical initiatives that involve learning and training with a suite of integrated, enterprise-class software that features:

•	Centra Live™ for Virtual Classes - Engage with groups in live, highly interactive education sessions across many locations

•	Virtual Classes for Universities and Schools - Bring instructors and students together online in highly interactive, online classes and degree programs that allow for all the interaction of a typical classroom

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•	Centra Live™ for Web Seminars -A fast, efficient, cost-effective way to reach and engage large audiences quickly

•	Centra Live™ for eMeetings - Eliminate the hassles of complex meeting coordination and the time and expense of business travel

•	Centra Knowledge Center™ - Power on-demand access to blended learning programs, knowledge assets, and important documents with the Centra Knowledge Center. A searchable library of content and learning activities, it enables you to design personalized tracks of essential corporate or training materials and recorded events tailored to job roles, skill levels or knowledge gaps

•	Centra Performance Insight™ - Measure and report on learning activity and outcomes easily, quickly, and to your liking with Centra Performance Insight. Custom built reports and dashboards present critical data in easy-to-understand formats, enabling analysis and decision-making related to your organization’s learning and business objectives

•	Centra Info Guide™ - Empower employees with on-demand access to personalized, business-critical information as they are doing their work. A single, complete information source for enterprise application use and your organization’s business processes and rules, it delivers relevant help to employees and partners in the context of a task, enabling just-in-time learning at a moment of need

•	Centra Instant Assist™ - Supplement on-the-job, self-service help and support with instant, real-time assistance

Centra Professional Services

•	Hosted Services - Best-of-class ASP hosting gives you easy-to-implement deployment and lower support requirements of on-premises software deployments, all backed by Centra’s industry-recognized service excellence

•	Consulting Services - Get the critical assistance you need to ensure successful implementation of your online learning and training solution. Business process consulting, implementation planning, event and content consulting, and support for rapid deployment methodology

•	Education Services - Learn and train on Centra solutions with online courses, certification programs, education consulting, best practices, training resources and materials

•	Event Management Services - Centra and The Maxwell Group’s event teams can manage your event start-to-finish: event moderation, practice sessions, registration confirmations and event reminders, online registration forms and surveys, feedback forms, attendance reporting, and session recording with 30-day online availability

•	Support Services - Centra’s customer care includes industry-recognized technical support and documentation. Product updates, support programs, and a comprehensive self-service Customer Support Web site

22.	Which Centra and Saba products would continue to be supported?

There would be no change in the support services that either company provides around their current products.

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23.	How does this acquisition affect product plans?

In summer 2006, the new company would deliver new releases of Saba and Centra with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom solution. The product roadmap would be evaluated and adjusted to ensure that we support the strategic initiatives of the new company.

24.	What would happen to Centra customers with integrated solutions from other providers?

Existing Centra customers with joint integrations would see no difference with regard to support.

Moving forward, we would have three tiers of customer support:

•	Tier One: Existing integrations with Saba and Centra will be fully supported, maintained and upgraded over time

•	Tier Two: Existing adapters with other partners such as Oracle, SAP and Blackboard, but not updated over time

•	Tier Three: Existing Application Programming Interfaces (APIs), which are available to system integrators, would continue to be available but not supported

25.	What would happen to Saba customers with integrated solutions from other providers?

Existing Saba customers with third-party integrations would see no difference with regard to support.

Moving forward, we would have three tiers of customer support:

•	Tier One: Existing integrations with Saba and Centra will be fully supported, maintained and upgraded over time

•	Tier Two: Existing Virtual Learning Environment solutions for Microsoft Live Meeting will be supported but not updated over time

•	Tier Three: Existing APIs would continue to be enhanced, supported and published; however, systems integrators will be fully responsible for testing and supporting the APIs

CUSTOMER SUPPORT

26.	How would Centra customers be supported following the acquisition?

Saba would continue to remain committed to supporting customers. Today, Saba and Centra have a combined customer renewal rate of 95%. The combined company would maintain its ASP offerings, hosting commitments and current level of customer support.

The Centra Support Site would remain the same for now. Following a completed acquisition, Saba would intend to merge the two sites, when appropriate, while keeping the current urls active and automatically directing customers to the new location during a transition period.

“Centra and Saba have converging visions based on complementary technology. The combination of our two companies ensures continued success for our customers.”

—Leon Navickas, CEO and Chairman, Centra

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27.	What would happen to Centra’s user groups and other customer communities?

The new Saba would enhance the Centra Regional User Groups and Customer Advisory Boards, by increasing their ability to affect product change. Additionally, Saba would add a collaborative learning special interest group (SIG) to their other SIG activities.

Saba intends to host a combined Users Conference in the summer of 2006 for all customers.

INTEGRATION MANAGEMENT

28.	Who is involved in managing the integration of Saba and Centra?

The integration process to date has been guided by a team of Senior Managers from both Saba and Centra. A leader from Saba has been paired with a Centra leader for each functional area, to initiate the integration plan. In moving forward, we would rely on both organizations to generate and implement integration plans that would make the effort a success.

29.	What would the values of the combined company be?

As part of the integration process, Saba’s Chief Operating Officer, Mark Frost, and Centra’s Senior Vice President of Products and Operations, John Walsh, would lead a cross-company team of people to collaboratively determine the values and desired behavior for the new company. The values exercise would kick off in October 2005.

30.	What would happen to Centra’s public web site?

Following the completion of the acquisition, information from the Centra web site would be integrated into the Saba web site. Visitors to www.Centra.com would be redirected to the Saba site.

31.	How can I get more information?

More information is available in the press release issued on October 6, 2005, posted to both Saba and Centra web sites.

We have set up a special website for Saba employees, to help provide information and to answer questions that may come up in the next three months. To find the press release, this Q&A, and other related documents, please go to:

Url: www.Saba-welcome.com

Group username: saba

Password: welcome

Additionally, both Centra and Saba would host company-wide meetings to provide information and to address questions from employees. Employees are encouraged to speak to senior management to answer questions that come up between meetings.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the industry’s first complete enterprise learning software company, creating the largest enterprise learning software company in the world, our vision and unmatched resources, the strategic HCM market totaling more than $4.4 billion by 2009, the new company being twice the size of either company alone, the time being right to combine the strengths of the two companies, keeping the Centra brand, expectations regarding the transaction being accretive to Saba’s earnings, timing of closing, employees and customers of the combined company, the Board composition of the combined company, worldwide headquarters remaining in Redwood Shores, CA,

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other combined company offices, layoffs and resulting severance benefits relating to the transaction, relocation of employees, products and services provided by the combined company, the expectation that in summer 2006, the combined company would deliver new releases of Saba and Centra products, leveraging new market and technology competencies, and merging of the two companies’ support sites. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

#####

Saba, the Saba logo, and the marks relating to other Saba products and services referenced herein are either trademarks or registered trademarks of Saba Software, Inc. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 10 of 10

Saba and Centra to Combine Companies

Questions & Answers

October 6, 2005

For Centra Employees

This document was prepared to address the most anticipated questions regarding Saba and Centra’s planned combination. Should you have additional questions, please contact your department Senior Vice President.

NOTE: If you are contacted by anyone outside of the company regarding this announcement, refer all calls to Ellen Slaby at Centra x1068. Do not comment on this news to any external parties.

THE ANNOUNCEMENT

1.	What is the news?

Saba (NASDAQ: SABA) and Centra (NASDAQ: CTRA) have agreed to combine businesses.

2.	Why combine these two companies?

The combination of Centra and Saba would create the leading enterprise learning software company. Combined, Centra and Saba would:

•	Provide the Industry’s FIRST COMPLETE enterprise learning software solution. In combining Saba’s learning management solutions and Centra’s collaborative learning solutions, the new company would offer customers the very first enterprise learning software solution—with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom, so customers would achieve faster time to implementation and faster time to resolution from a single vendor.

•	Create the LARGEST Enterprise Learning Software Company in the world. The new Saba would have over 500 experienced employees, a $100 Million annual revenue run rate and more than 1,100 customers in 31 countries.

•	Have the VISION and UNMATCHED RESOURCES to deliver a winning solution to the larger strategic HCM market, which will total more than $4.4 B by 2009. Together, the new company would be twice the size of either company alone.

The time is right to combine the strengths of two proven learning companies, with converging visions and complementary technologies. Opportunities for growth and success would be enormous, as the new company would have the scale and talent to be successful in the large and growing HCM market.

“The combination of Centra and Saba creates the world’s #1 learning software company, with strong financial assets, more than 1100 enterprise learning customers and over 500 professionals.”

—Bobby Yazdani, CEO & Chairman, Saba

3.	What is HCM?

Human Capital Management (HCM) is a business strategy that enables organizations to turn people into competitive assets. Since every core business process and strategic initiative requires a Human Capital Management business strategy to execute it, improvements made in HCM systems and processes can significantly impact an organization’s bottom line.

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Human Capital Management (HCM) is based on four key principles:

•	HCM accepts responsibility for the strategic growth of the individuals involved. HCM systems are designed to cultivate far-reaching plans that allow organizations to build their employee base in alignment with their overall plans for long-term sustainable organizational growth

•	HCM is a strategy to leverage knowledge across the enterprise, in all types of organizations (commercial, government, associations…)

•	HCM is a competitive tool that identifies, cultivates and rewards the most valuable employees in an organization and uses compensation and other motivational activities to drive desired behaviors aligned with corporate goals and objectives

•	HCM is designed to optimize the value of people, not to minimize their costs

To implement an effective Human Capital Management strategy, organizations need an integrated strategic human capital management software system to align, develop, motivate and measure their people to organizational goals.

A Strategic HCM system requires the following components to give executives a global view of their people and their productivity:

•	Learning management

•	Competency management

•	Performance management

•	Knowledge management

•	Compensation management

•	Talent management with analytics

Putting the right decision-making tools and information in the hands of the managers and operations that run the business enhances the ability to leverage the knowledge, creativity and the work efforts of those involved.

4.	Is this an acquisition or merger?

This is an acquisition. Centra would become part of the Saba family, strengthening the company and providing customers with even more strategic support. The combined company would operate as Saba and would keep the Centra brand to describe the Centra product lines.

5.	What are the terms of this combination?

Centra shareholders will receive 66 cents per share and approximately 0.354 shares of Saba stock for every Centra share.

6.	Is the acquisition profitable for Saba?

The transaction is expected to be accretive to Saba’s earnings on a non-GAAP basis in fiscal year 2006.

7.	Is the acquisition complete?

Not yet. Saba has signed a definitive agreement to acquire Centra. The transaction has been approved by the Boards of Directors of both companies and due diligence is complete. While the transaction and timing are subject to stockholder and regulatory approvals, the transaction is expected to close during Saba’s third quarter of the fiscal year ending May 31, 2006.

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ORGANIZATIONAL STRUCTURE & LEADERSHIP

8.	Who is Saba?

Founded in 1997, Saba (NASDAQ: SABA) is a leading provider of integrated Human Capital Management (HCM) solutions. Saba enables The Aligned Enterprise™ by aligning goals, developing and motivating people, and measuring results — driving greater organizational performance.

More than 10 million current users in 31 countries use Saba today. Customers include ABN AMRO, Alcatel, Bank of Tokyo-Mitsubishi, BMW, CEMEX, Cisco Systems, DaimlerChrysler, Dell, Deloitte Touche Tohmatsu, EDS, EMC Corporation, FedEx Kinko’s, Insurance Australia Group, Lockheed Martin, Medtronic, National Australia Bank, Novartis, Petrobras, Procter & Gamble, Scotiabank, Sprint, Standard Chartered Bank, Swedbank and the U.S. Army and U.S. Navy.

Saba Name

Saba means “knowing” in many languages. In Persian, it is a poetic term referring to the “Ah ha moment” or “the moment when a reader understands the meaning of a poem and achieves enlightenment”. In Persian, Saba can also refer to the moment when the Sun rises over the horizon and a new day dawns. In Spanish, Saba is a form of the verb “to know”. In Hebrew, Saba is the word for a wise and knowing “grandfather”.

Historically, Saba was an ancient kingdom in southern Arabia that was instrumental in the trade between Egypt and India. Saba was the home of the Queen of Sheba and most likely was the home of the three wise men as well.

Bobby Yazdani chose this name when he founded the company in 1997 to represent the new frontier of human capital management.

People-Centered Values

Saba’s core values are the foundation for everything the company does:

•	Foster enduring relationships with customers, partners and employees

•	Respect, empower and energize people

•	Create value through continuous innovation, change and accomplishment

•	Manage truthfully and responsibly

Strong Fundamentals

Great companies start with great people. This fundamental belief is the foundation of Saba. As evidenced by sustained positive financial results, key customer wins in the both the private and public sectors, and groundbreaking new products, Saba is poised to become the dominant strategic HCM provider in the marketplace.

Saba’s financial strength is evidenced by accelerated growth:

•	FY 2005 revenue up 22% over prior year: Q1 2006 revenues up 46%

•	Six consecutive quarter of revenue gains

•	Profitable on a pro forma basis in FY 2006

•	40% license growth in FY 2005

•	Average 98% renewal rate for the past 3 years

•	Services revenue increase of 15% over last year; doubled revenues in the Americas

•	More than doubled the number of hosted users over the past year, to 700,000+

•	$30M invested in R&D over the past 3 years

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9.	Please describe the new company

The combined company would have over 500 employees, including over 200 R&D professionals and more than 180 Professional Services staff worldwide.

•	Bobby Yazdani, who founded Saba in 1997 and took the company public in 2000, would remain Chairman and CEO of Saba

•	Leon Navickas, Centra Chairman and CEO who founded the company in 1995 and took the company public in 2000, would serve on the Saba Board of Directors

•	In addition to Bobby and Leon, the seven-member Board of Directors would include 3 designated by Saba and 2 nominated by Centra

The combined leadership team of the new company would include executives and managers from both Saba and Centra.

Worldwide headquarters would remain in Redwood Shores, CA

2400 Bridge Parkway

Redwood Shores, CA 94065

10.	What would happen to the other company offices?

Saba would continue operations in Centra US northeast (Lexington, MA) and US southeast (Atlanta, GA) offices, where a majority of Centra employees work.

While there are no immediate plans to close any Centra or Saba offices, there are geographies where the combined company would have several offices in close proximity that are underutilized. The new Saba would do a facilities review after the acquisition is closed.

11.	What would happen to the Centra name?

The combined company would operate as Saba, but keep the Centra brand to describe the Centra product lines.

12.	What are the strategic goals of the new company?

The goal of the new organization would be to become the leading strategic human capital management (HCM) company in the industry, with a commitment to customer success and a business model that supports sustainable growth.

13.	Would there be layoffs?

Saba’s acquisition of Centra would result in a stronger entity and the combined workforce would be a key component to the success of the new organization. As with any combination, there would be some duplicate roles, which would lead to personnel changes. Staffing changes would be communicated as quickly as possible following the close of the acquisition.

14.	Would both Saba and Centra employees be laid off?

The combined management team would review the personnel requirements of the new company with the intention of making staffing decisions in the best interest of the company.

15.	Will employees who get laid off receive a severance package and outplacement services?

To the extent that you already have severance packages or outplacement services arrangements in place with Centra, we would expect that any Centra employee affected by a layoff would receive these benefits and services.

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16.	Will Centra employees receive offer letters?

Yes. All Centra employees who are invited to join Saba would receive an offer letter shortly after the combination is complete.

17.	How do Saba benefits compare with Centra’s?

Comparison of benefits is underway. It is expected that Saba’s benefits are comparable to those from Centra. More information will be provided once the comparison is complete.

18.	Would we be able to keep our accrued vacation time?

Yes. There would be no change to vacation accruals as a result of the combination.

19.	Who would I report to?

You would continue to report to your current manager. If there are changes as a result of the combination, your manager would communicate those changes as soon as possible following the combination.

20.	What happens to my Centra stock options?

Centra employees may exercise their vested stock options through close (targeted to be during Saba’s third quarter of the fiscal year ending May 31, 2006). After close, all unexercised stock options will be cancelled. The terms of any subsequent options granted by Saba are expected to be in your offer letter.

21.	Does Saba have a 401(k) plan?

Yes, Saba has a 401(k).

22.	Would any function be moving to other locations? Would anyone be asked to relocate?

There are no plans to take an existing function and move it from one location to another. As a result, no employees would be asked to relocate as a result of the merger. Employees could move on a temporary or permanent basis to take on new opportunities if they choose.

PRODUCT/SOLUTION DIRECTION

23.	How would customers buy Saba and Centra products?

Customers would have significant choice in how they purchase Saba and Centra products. They could purchase:

•	Stand-alone components that are available as either ASP or behind-the-firewall solutions

•	An integrated behind-the-firewall Saba and Centra solution

•	An integrated ASP Saba and Centra solution that will be available in the future

24.	What products and services does Saba provide?

Saba continues to lead the market with the industry’s first integrated Human Capital Management suite including:

•	Saba Foundation – provides core capabilities for all HCM applications.

•	Saba Performance – enable the development of The Aligned Enterprise – an organization in which goals and objectives are aligned and communicated, and performance expectations are clear and concise.

•	Saba Learning – provides the industry’s most advanced learning management system enabling compliance, corporate universities, sales force effectiveness, and customer education solutions.

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•	Saba Collaboration – provides a Web-based collaboration system that facilitates knowledge transfer and high-impact informal learning between individuals and subject matter experts.

•	Saba Content Management – delivers a content authoring tool-independent learning content management system (LCMS) designed for enterprise-wide content development and delivery.

•	Saba Talent – enables an organization to develop and nurture leaders as well as reduce organizational risk through succession management.

•	Saba Analytics – provides an extensive set of built-in business analyses, including learning effectiveness, performance & goals achievement, compliance and certification, revenue and cost analysis and content utilization, to speed time-to-value.

Saba Professional Services

Saba also offers comprehensive services to assist in the successful implementation of its products. Saba’s global services organization supports multiple offerings, including:

•	Saba Consulting. As experts in HCM infrastructure and processes, Saba consultants stand ready to help your company achieve excellence in Learning, Talent, and Performance management. Saba Consulting implements our best-in-class applications quickly and accurately and provides the strategic guidance, technology expertise, process definition and long-term leadership to assist you in making your vision a reality.

•	Saba Education. Saba Education helps your organization instill the knowledge and skills necessary to maximize your investment in Saba. For live instruction, choose from class-room training at a Saba location, on-site training at a location of your choosing, or virtual on-line training. Or you may choose Web-Based Training to educate learners, managers, and administrators of your Saba solution.

•	Saba Learning Services. Evaluate your needs, then define and implement your content strategy through content transformation or custom content development. Saba Learning Services helps you realize more value from your learning content.

•	Saba OnDemand. With Saba OnDemand, a high performance operating environment for your Saba application is assured through our expertise in application configuration, tuning and administration.

•	Saba Maintenance and Support. Ensure that your Saba solution is achieving your desired business results. Benefit directly from Saba’s leadership in HCM and ongoing investment in product development with new product releases, timely service packs, and ready access to Saba expertise.

25.	What products and services does Centra provide?

Centra 7 is application software that enables online learning and training. Organizations can share knowledge and exchange information with customers, partners, prospects and employees around the world in real-time. Centra 7 increases productivity and efficiency by helping you incorporate learning and knowledge transfer into your business processes.

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Centra 7 allows you to accelerate mission-critical initiatives that involve learning and training with a suite of integrated, enterprise-class software that features:

•	Centra Live™ for Virtual Classes - Engage with groups in live, highly interactive education sessions across many locations

•	Virtual Classes for Universities and Schools - Bring instructors and students together online in highly interactive, online classes and degree programs that allow for all the interaction of a typical classroom

•	Centra Live™ for Web Seminars - A fast, efficient, cost-effective way to reach and engage large audiences quickly

•	Centra Live™ for eMeetings - Eliminate the hassles of complex meeting coordination and the time and expense of business travel

•	Centra Knowledge Center™ - Power on-demand access to blended learning programs, knowledge assets, and important documents with the Centra Knowledge Center. A searchable library of content and learning activities, it enables you to design personalized tracks of essential corporate or training materials and recorded events tailored to job roles, skill levels or knowledge gaps

•	Centra Performance Insight™ - Measure and report on learning activity and outcomes easily, quickly, and to your liking with Centra Performance Insight. Custom built reports and dashboards present critical data in easy-to-understand formats, enabling analysis and decision-making related to your organization’s learning and business objectives

•	Centra Info Guide™ - Empower employees with on-demand access to personalized, business-critical information as they are doing their work. A single, complete information source for enterprise application use and your organization’s business processes and rules, it delivers relevant help to employees and partners in the context of a task, enabling just-in-time learning at a moment of need

•	Centra Instant Assist™ - Supplement on-the-job, self-service help and support with instant, real-time assistance

Centra Professional Services

•	Hosted Services - Best-of-class ASP hosting gives you easy-to-implement deployment and lower support requirements of on-premises software deployments, all backed by Centra’s industry-recognized service excellence

•	Consulting Services - Get the critical assistance you need to ensure successful implementation of your online learning and training solution. Business process consulting, implementation planning, event and content consulting, and support for rapid deployment methodology

•	Education Services - Learn and train on Centra solutions with online courses, certification programs, education consulting, best practices, training resources and materials

•	Event Management Services - Centra and The Maxwell Group’s event teams can manage your event start-to-finish: event moderation, practice sessions, registration confirmations and event reminders, online registration forms and surveys, feedback forms, attendance reporting, and session recording with 30-day online availability

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•	Support Services - Centra’s customer care includes industry-recognized technical support and documentation. Product updates, support programs, and a comprehensive self-service Customer Support Web site

26.	Which Centra and Saba products would continue to be supported?

There would be no change in the support services that either company provides around their current products.

27.	How does this acquisition affect product plans?

In summer 2006, the new company would deliver new releases of Saba and Centra with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom solution. The product roadmap would be evaluated and adjusted to ensure that we support the strategic initiatives of the new company.

28.	What would happen to Centra customers with integrated solutions from other providers?

Existing Centra customers with joint integrations would see no difference with regard to support.

Moving forward, we would have three tiers of customer support:

•	Tier One: Existing integrations with Saba and Centra will be fully supported, maintained and upgraded over time

•	Tier Two: Existing adapters with other partners such as Oracle, SAP and Blackboard, but not updated over time

•	Tier Three: Existing Application Programming Interfaces (APIs), which are available to system integrators, would continue to be available but not supported

29.	What would happen to Saba customers with integrated solutions from other providers?

Existing Saba customers with third-party integrations would see no difference with regard to support.

Moving forward, we would have three tiers of customer support:

•	Tier One: Existing integrations with Saba and Centra will be fully supported, maintained and upgraded over time

•	Tier Two: Existing Virtual Learning Environment solutions for Microsoft Live Meeting will be supported but not updated over time

•	Tier Three: Existing APIs would continue to be enhanced, supported and published; however, systems integrators will be fully responsible for testing and supporting the APIs

CUSTOMER SUPPORT

30.	How would this combination affect our customers?

Customers would benefit in many ways. We believe the combined entity would leverage new market and technology competencies and bring additional value to customers.

31.	How would Centra customers be supported following the acquisition?

Saba would continue to remain committed to supporting customers. Today, Saba and Centra have a combined customer renewal rate of 95%. The combined company would maintain its ASP offerings, hosting commitments and current level of customer support.

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The Centra Support Site would remain the same for now. Following a completed acquisition, Saba would intend to merge the two sites, when appropriate, while keeping the current urls active and automatically directing customers to the new location during a transition period.

“Centra and Saba have converging visions based on complementary technology. The combination of our two companies ensures continued success for our customers.”

—Leon Navickas, CEO and Chairman, Centra

32.	What would happen to Centra’s user groups and other customer communities?

The new Saba would enhance the Centra Regional User Groups and Customer Advisory Boards, by increasing their ability to affect product change. Additionally, Saba would add a collaborative learning special interest group (SIG) to their other SIG activities.

Saba intends to host a combined Users Conference in the summer of 2006 for all customers.

INTEGRATION MANAGEMENT

33.	Who is involved in managing the integration of Saba and Centra?

The integration process to date has been guided by a team of Senior Managers from both Saba and Centra. A leader from Saba has been paired with a Centra leader for each functional area, to initiate the integration plan. In moving forward, we would rely on both organizations to generate and implement integration plans that would make the effort a success.

34.	What would the values of the combined company be?

As part of the integration process, Saba’s Chief Operating Officer, Mark Frost, and Centra’s Senior Vice President of Products and Operations, John Walsh, would lead a cross-company team of people to collaboratively determine the values and desired behavior for the new company. The values exercise would kick off in October 2005.

35.	What would happen to Centra’s public web site?

Following the completion of the acquisition, information from the Centra web site would be integrated into the Saba web site. Visitors to www.Centra.com would be redirected to the Saba site.

36.	How can I get more information?

More information is available in the press release issued on October 6, 2005, posted to both Saba and Centra web sites.

We have set up a special website for Centra employees, to help provide information and to answer questions that may come up in the next three months. To find the press release, this Q&A, and other related documents, please go to:

Url: www.Centra-welcome.com

Group username: centra

Password: welcome

Additionally, both Centra and Saba would host company-wide meetings to provide information and to address questions from employees. Employees are encouraged to speak to senior management to answer questions that come up between meetings.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 9 of 11

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the industry’s first complete enterprise learning software company, creating the largest enterprise learning software company in the world, our vision and unmatched resources, the strategic HCM market totaling more than $4.4 billion by 2009, the new company being twice the size of either company alone, the time being right to combine the strengths of the two companies, keeping the Centra brand, expectations regarding the transaction being accretive to Saba’s earnings, timing of closing, employees and customers of the combined company, the Board composition of the combined company, worldwide headquarters remaining in Redwood Shores, CA, other combined company offices, layoffs and resulting severance benefits relating to the transaction, Saba’s employee benefits being comparable to Centra’s employee benefits, lack of changes to vacation accruals as a result of the transaction, Centra stock options, relocation of Centra employees, products and services provided by the combined company, the expectation that in summer 2006, the combined company would deliver new releases of Saba and Centra products, leveraging new market and technology competencies, and merging of the two companies’ support sites. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 10 of 11

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

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Saba, the Saba logo, and the marks relating to other Saba products and services referenced herein are either trademarks or registered trademarks of Saba Software, Inc. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.

© Copyright 2005 Saba Software, Inc and Centra Software	Page 11 of 11

October 6, 2005

Dear Centra Colleague,

As you know, Centra and Saba are planning to combine our businesses, after years of partnering in service of our joint customers. I am very excited about the many opportunities we will have together.

We are creating the most complete enterprise learning company anywhere in the world. Combined we have 20 years of award-winning product innovation with more than 1,100 customers worldwide. More importantly, in unifying our two companies we are bringing together the best collaborative learning and managed learning experience in the industry.

The Saba team has had the opportunity to start working with Leon and other Centra leaders over the past few weeks. We have been inspired by the level of learning expertise, the dedication to the product and the very strong customer relationships that are clearly part of Centra’s core values.

Like Centra, Saba is known for hiring the best in the industry, employees who are committed to innovation and customer service. This is one key reason why this combination makes so much sense. I am convinced that together we have the right people and resources to create even more valuable products and solutions for our customers than either of us can do alone.

I look forward to combining our two teams in the coming months. Thank you in advance for your patience, encouragement and feedback during this exciting time in the history of both companies.

If you have questions in the next few weeks or months, please give me a call at +1-650-696-1645.

All the best,

Bobby Yazdani Chairman and Chief Executive Officer Saba

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s most complete enterprise learning software company, customers of the combined company, and the creation of more valuable products and solutions. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005, and subsequently filed reports. Saba assumes no obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.